UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) July 26, 2002

AGRONIX, INC.
(Exact name of registrant as specified in its charter)

Florida	0-15893	13-4025362
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1666 West 75th Avenue
Vancouver, B.C., Canada
(Address of principal executive offices)

V6P 6G2
(Zip Code)

Registrant's telephone number, including area code (604) 714-1606

ITEM 4.   CHANGES IN REGISTRANT'S CERTIFIED PUBLIC ACCOUNTANT

    a)   Previous independent accountants

        (i)   Effective July 26, 2002, Agronix, Inc., (the "Registrant") terminated the
    appointment of of Grant Thornton, LLP, as its independent accountant, effective for the
    accounting period ending and calendar year ending December 31, 2002.

        (ii)   In connection with its audits for the fiscal years ended December 31, 2001,
    December 2000 for the period from January 20, 2000 (Date of Inception) through
    December 31, 2001, and through July 26, 2002, there have been no disagreements
    with Grant Thornton, LLP, on any matter of accounting principles or practices, financial
    statement disclosure, or auditing scope or procedure, which disagreements if not
    resolved to the satisfaction of Grant Thornton, LLP, would have caused them to make
    reference thereto in their report on the financial statements for such periods. The report
    on the Registrant's financial statements prepared by Grant Thornton, LLP, for the fiscal
    years ending December 31, 2001 and December 31, 2000, and for the period from
    January 20, 2000 (Date of Inception) through December 31, 2001, contained a going
    concern qualification but did not contain any other adverse opinion or disclaimer of
    opinion and was not qualified or modified as to any other uncertainty, audit scope or
    accounting principle.

        (iii)   The Registrant's Board of Directors participated in and approved the decision
    to change independent accountants through termination of the appointment of Grant
    Thornton, LLP.

        (iv)   On July 29, 2002, the Company provided a draft copy of this report on Form
    8K to Grant Thornton, LLP, requesting their comments on the information contained
    herein. The letter from Grant Thornton, LLP, indicating their response to the statements
    contained in this current report on Form 8K/A, is herewith filed and attached as Exhibit
    16.1.

    b)   New independent accountants

        The Company engaged LaBonte & Co. as its new independent accountants as of July
    26, 2002, for the accounting period and calendar year ended December 31, 2002.   During the
    two most recent fiscal years and through July 25, 2002, the Company has not consulted with
    LaBonte & Co. regarding either (i) the application of accounting principles to a specified
    transaction, either completed or proposed; or the type of audit opinion that might be rendered
    on the Company's financial statements with a written report or oral advice provided to the

Company that LaBonte & Co. concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a reportable event, as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

Item 7. FINANCIAL STATEMENTS AND EXHIBITS

Exhibit 16.1   Letter from Grant Thornton, LLP, dated August 12, 2002, regarding changes in certifying accountant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AGRONIX, INC.

By:/S/ PETER DRUMMOND
Peter Drummond, Chairman of the Board and CEO

By: /S/ BRIAN HAUFF
Brian Hauff, President, CFO and Director

By:/S/ HENRI DINEL
Henri Dinel, Vice President and Director

By:/S/ PETER BARNETT
Peter Barnett, Secretary and Director

Date: August 20, 2002

Exhibit 16.1

August 12, 2002

Securities and Exchange Commission
Washington, DC 20549

Dear Sir or Madam:

Re: Agronix, Inc.
          File No. 0-15893

We have read Item 4 of the Form 8-K of Agronix, Inc. dated July 26, 2002 and agree with the statements contained in Item 4(a). We have no basis to agree or disagree with the statements contained in Item 4 (b).

Yours very truly,

/s/ Grant Thornton LLP

CHARTERED ACCOUNTANTS

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